FORM 6-K

SECURITIES EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 of 15d-16 of

The Securities Exchange Act of 1934

P.E. 4-30-02

For the month of ____April___, 2002.

MANHATTAN MINERALS CORP.
(Registrant's Name)

350 – 885 Dunsmuir Street, Vancouver, BC V6C 1N5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F ________

[Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ________ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____]

4

MANHATTAN MINERALS CORP.
NEWS RELEASE

April 5, 2002

Toronto Stock Exchange
Trading Symbol: MAN

ADDITIONS TO SENIOR MANAGEMENT

The Board of Directors of Manhattan Minerals Corp. is pleased to announce that Mr. Charles Smith has been elected a Director and President of the company and Mr. Americo Villafuerte has joined the company as General Manager of the Piura, Peru Office. Dr. Lawrence Glaser, who was formerly President, has been elected Chief Executive Officer and Chairman of the Board of Directors.

The Board of Directors is extremely pleased to have Charlie Smith join the company. From 1992 through 1999, Mr. Smith resided in Peru and worked for Southern Peru Copper Company, achieving increasing roles in the company from Vice-President of Operations to Chief Operating Officer, to the position of President and Chief Executive Officer. Southern Peru Copper is the worlds 7th largest copper producer. Mr. Smith has a demonstrated track record of success at new mine construction, increasing production and reducing costs at existing mines, resolving issues raised by communities near to the mines and in the area of government relations. He is currently a director of Apex Silver Mines Limited.

Mr. Americo Villafuerte has responsibility for all activities of the Piura, Peru Office, including community and public relations for the Tambo Grande Project. He will also manage the ongoing technical studies required for completion of the Feasibility Study, and will be our senior representative in northern Peru. Between 1985 and 1997 Mr. Villafuerte worked for Southern Peru Copper Company, in operations. Since 1997 he has worked in operations at the Pierina Mine in northeastern Peru, including the construction stage of the mine.

The additions to management meet the company objectives of ensuring that Manhattan has the correct set of management skills to successfully meet the challenges associated with development of the Tambo Grande Project.

For further information please contact:

Lawrence M. Glaser
Chairman and CEO

Sally L. Eyre
Manager Corporate Communications

Tel: (604) 669-3397 Fax: (604) 669 3357
www.manhattan-min.com

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Manhattan Minerals Corp

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 21 09 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Tegart

GIVEN NAMES: Peter F.

NO. 3969 STREET Sunnycrest Drive APT

CITY North Vancouver

PROV. BC POSTAL CODE V7R 3E2

BUSINESS TELEPHONE NUMBER: 604 - 669 - 3397

BUSINESS FAX NUMBER: 604 - 669 - 3357

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☒ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	444,550	26 03 02	46	18,182		1.10		462,732	D	
Options	320,000							320,000	D	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Peter F. Tegart

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 08 04 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Manhattan Minerals Corp

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 07 01 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Glaser

GIVEN NAMES: Lawrence M.

NO. STREET APT: Route 131, Rural Box 813

CITY: Tenants Harbour

PROV.: Maine, USA POSTAL CODE: 04860

BUSINESS TELEPHONE NUMBER: 604 - 669 - 3397

BUSINESS FAX NUMBER: 604 - 669 - 3357

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[✓] ALBERTA [✓] ONTARIO
[✓] BRITISH COLUMBIA [ ] QUÉBEC
[✓] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	136,888	26 03 02	46	125,932		1.10		262,820	D	
Options	275,000	26 03 02	50	100,000		1.10		375,000	D	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Lawrence M. Glaser

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 08 04 02

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Manhattan Minerals Corp.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 05 03 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ALLAN

GIVEN NAMES: Richard D.

NO. 1226 STREET Dupont Place APT

CITY: Coquitlam

PROV.: BC POSTAL CODE: V3B 6X9

BUSINESS TELEPHONE NUMBER: 604 - 669 - 3397

BUSINESS FAX NUMBER: 604 - 669 - 3357

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO

☒ BRITISH COLUMBIA ☐ QUÉBEC

☒ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common Shares	nil							nil	D	
Options	230,000	26 03 02	50	150,000		1.10		380,000	D	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): Richard D. Allan

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 08-04-02

MANHATTAN MINERALS CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the annual general meeting of members (the "Meeting") of Manhattan Minerals Corp. (the "Company") will be held at the Pan Pacific Hotel – Governor General Suite 'B', 300 – 999 Canada Place, Vancouver, British Columbia, on Thursday, May 16, 2002, at 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive the report of the directors;

2. To receive the Annual Report of the Company, containing the audited consolidated financial statements for the year ended December 31, 2001, together with the report of the auditors thereon;

3. To elect directors for the ensuing year;

4. To appoint the independent auditors and authorize the directors to fix their remuneration;

5. To consider and, if thought fit, to pass, with or without amendment, an ordinary resolution, as described in the Information Circular accompanying this Notice, to give advance shareholder approval for the issuance of a number of shares by private placement that exceeds 25% of the current issued and outstanding share capital of the company; and

6. To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice are the Company's Annual report, a Management Proxy Circular, and a form of Proxy and a Supplemental Mailing List Return Card. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

The board of directors has fixed the close of business on April 11, 2002, as the record date for the determination of members entitled to notice of the Meeting or any adjournment or adjournments thereof and the right to vote thereat. The transfer books will not be closed.

Members who are unable to attend at the Meeting in person are requested to complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at the office of Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the person named therein purports to vote in respect thereof.

Dated at Vancouver, British Columbia, this 4th day of April 2002.

BY ORDER OF THE BOARD

Signed "Lawrence M. Glaser"
Lawrence M. Glaser
Chairman of the Board and Chief Executive Officer

MANHATTAN MINERALS CORP.
Prime Capital Place
350 - 885 Dunsmuir Street
Vancouver, BC, V6C 1N5

MANAGEMENT PROXY CIRCULAR

(All amounts are Canadian dollars, unless otherwise noted)
April 4, 2002

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Manhattan Minerals Corp. (the "Company") for use, and to be voted at, the Annual General Meeting of shareholders of the Company (the "Meeting") to be held on Thursday, May 16, 2002, at 10:00 a.m. (Vancouver time) at the Pan Pacific Hotel – Governor General Suite 'B', 300 – 999 Canada Place, Vancouver, British Columbia, for the purposes set out in the Notice of Annual General Meeting appended hereto.

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are directors of the Company. **A shareholder wishing to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting has the right to do so, either by inserting such other person's name in the blank space provided in the form of proxy or by completing another suitable form of proxy.** A proxy will not be valid unless the completed form of proxy is delivered to the office of Computershare Trust Company of Canada by mail or by hand at its office at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered to Computershare Trust Company of Canada at any time up to the day that is 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used, or to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting or an adjournment thereof, or in any manner provided by law. A revocation of a proxy will not affect a matter on which a vote has been taken before revocation.

EXERCISE OF DISCRETION

On any ballot the nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) Each matter or group of matters identified therein for which a choice is not specified,

(b) Any amendment to or variation of any matter identified therein, and
(c) Any other matters that properly come before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the shares represented by the proxy for the election of management's nominees for election as directors and for the appointment of the Company's auditors, all as described in this Management Proxy Circular.

As of the date of this Management Proxy Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee named in the accompanying form intends to vote thereon in accordance with the nominee's best judgement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as discussed in this Management Proxy Circular, no director or senior officer, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company.

VOTING SHARES

The Company is authorized to issue 500,000,000 common shares without par value (the "Common Shares") of which 45,764,272 Common Shares are issued and outstanding as at April 4, 2002. Only shareholders of record at the close of business on April 11, 2002, will be entitled to vote at the Meeting, or any adjournment(s) thereof, except that any person who has acquired Common Shares after April 11, 2002, may vote such Common Shares if not later than 10 days before the Meeting that person makes a request to that effect to Computershare Trust Company of Canada at its address set out above and establishes that the person owns the Common Shares.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons that beneficially owned, directly or indirectly, or exercised control over, Common Shares carrying more than 10% of the outstanding voting rights attached to the Company's Common Shares as at April 4, 2002.

PARTICULARS OF MATTERS TO BE ACTED ON

ELECTION OF DIRECTORS

The term of office of each of the current directors will expire at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected, unless the director's office is earlier vacated in accordance with the provisions of the *Company Act* (British Columbia). Pursuant to Section 111 of the *Company Act* (British Columbia), the Advance Notice of Annual General Meeting was published in The Vancouver Sun newspaper on March 21, 2002.

The following table sets out the names of management's nominees for election as directors, the country in which each is ordinarily resident, the principal offices and positions with the Company and any of its significant affiliates held by them, their principal occupations for the last five years if not presently elected as a director, their date of appointment as a director of the Company, and the number of Common Shares of the Company beneficially owned by them, directly or indirectly, or over which they exercised control or direction, as at April 4, 2002.

The nominees provided the information set out below:

Name, Office Held and Country of Residence	Principal Occupation	Director of the company since	Common Shares Beneficially owned or controlled
Lawrence M. Glaser[(1)(4)] *Chairman of the Board, Chief Executive Officer and Director* *United States of America*	Chief Executive Officer of the Company	June 19, 2001	262,820
John A. Clarke *Canada*	President and Chief Executive Officer of Nevsun Resources Ltd., September 1997 to present; Executive Director of Ashanti Goldfields, March 1994 to August, 1997	Not applicable	Nil
Craig A. Roberts[(1)(2)(3)(4)] *Corporate Secretary, Director* *Canada*	Vice-President Corporate Finance, Pacific International Securities Inc., Financial and technical consultant	June 19, 2001	68,050
Richard D. Allan *Vice-President Engineering, Director* *Canada*	Vice-President Engineering of the Company	June 19, 2001	Nil
Charles B. Smith *President* *Canada*	President of the Company, April 2002 to present; Director of Apex Silver Mines Limited; President and Chief Executive Officer of Southern Peru Copper Corp., March 1999 to December 1999; Chief Operating Officer of Southern Peru Copper Corp., March 1996 to March 1999	April 4, 2002	Nil

(1) Member of the Audit Committee
(2) Member of the Environmental Management Committee
(3) Member of the Compensation Committee
(4) Member of the Search Committee

APPOINTMENT OF AUDITORS

The persons named in the enclosed form of proxy will vote for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of 609 Granville Street, Vancouver, British Columbia, as auditors of the Company for the ensuing year, and will vote to authorise the Board to determine the audit remuneration. PricewaterhouseCoopers were first appointed auditors of the Company in June 1990.

CORPORATE GOVERNANCE

The Company's Board of Directors (the "Board") currently comprises six persons including two directors who are not officers or employees of the Company and are unrelated to management. The President, the Chief Executive Officer, the Managing Director, and the Vice President of Engineering are the management members of the Board. The majority of the Board are not "unrelated directors", as that term is defined in the Company Manual of the Toronto Stock Exchange, due to changes in management and the resignation of directors during the year. Despite these circumstances the Board has operated, and will continue to operate, in its position to review and evaluate management's activities and to act independently of management. The Company Manual of the Toronto Stock Exchange recommends, but does not require, that the Board of Directors be constituted by a majority of unrelated directors. The Search Committee is actively seeking suitable unrelated candidates for election to the Board of Directors to remedy the current imbalance.

The Board is empowered by the Company's incorporating documents and by-laws to manage or supervise the management of the affairs and business of the Company. The Board is not involved in the day-to-day activities of the Company. The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to committees of the Board.

Committees of the Board of Directors

Compensation Committee

The Compensation Committee of the Board is comprised of two unrelated directors who are Brian Lock, Craig A. Roberts, Chairman and one related director, an interim member, who is Peter F. Tegart. Robert R. Stone was a member of the committee until his resignation on November 9, 2001. The Compensation Committee is responsible for succession planning, the level and form of compensation to senior officers and directors, and the review of options granted under the Directors' and Employees' Stock Option Plan and Common Shares issued under the Share Compensation Plan.

Audit Committee

The Audit Committee of the Board is comprised of two unrelated directors who are Craig A. Roberts, Chairman and Brian Lock and one related director, an interim member, who is Lawrence M. Glaser. The Audit Committee oversees the Company's financial reporting process and internal controls and consults with management and the Company's independent auditors on matters related to the annual audit, accounting principles and the audit procedures being applied.

Environmental Management Committee

The Environmental Management Committee consists of five members, two unrelated directors, who are Craig A. Roberts and Brian Lock, Chairman, and three related directors who are Peter F. Tegart, Richard D. Allan, and Lawrence M. Glaser. The Board has adopted an environmental policy in accordance with the recommendations of the Mining Association of Canada, which is monitored by the Environmental Management Committee. The Chief Executive Officer of the Company, on behalf of the Environmental Management Committee, reports to the Board on a quarterly basis, which enables the Board to monitor the effectiveness of compliance with the environmental policy.

Search Committee

A Search Committee of the Board consisting of one independent director who is Craig A. Roberts and two related directors who are Lawrence M. Glaser, and Peter F. Tegart, Chairman, has been established to search for suitable candidates to be nominated to the Board.

Board of Directors

The Board has assumed general responsibility for the development and monitoring of corporate governance issues.

The Board is actively involved in establishing corporate strategies and monitoring the achievement thereof, including the optimization of the performance of the Company's current operations and acquisitions. The Board monitors the performance of current operations, holding quarterly and special meetings and reviews and approves the annual operating and financial budget presented by management. Consideration and approval of material acquisitions and dispositions is carried out by the full Board. Outside consultants and professionals are engaged and report to the Board as required.

The Board has identified the principal risks associated with the Company's business. These risks, and the steps taken to minimize such risks, are reviewed on an ongoing basis at the regularly scheduled quarterly meetings of the Board.

The Board has delegated responsibility for communication with the public and the Company's shareholders to its President with the support of the Manager of Corporate Communications. Procedures are in place to ensure timely dissemination of information about the Company. Any significant shareholder concerns that may be communicated to the above persons are communicated to the Board at its regularly scheduled quarterly meetings.

A program for succession of management and training has not been adopted. Given the availability of trained personnel in the international mining community and the size of the Company, this trained pool of personnel will be accessed to fill vacancies as required.

The Company is a junior company that is still in the growth stage and accordingly, a variety of technical, legal and financial experience at the Board level is important. When it is determined that additional expertise is required on the Board, a number of candidates are considered and the full Board assesses proposed nominees. The decision to nominate or appoint an additional director is taken by the Board as a whole.

The performance of the management team is reviewed annually by the Compensation Committee in the context of the Company's success in meeting its objectives, which are established as part of the review and approval of the annual operating and financial budget. In addition, the Compensation Committee periodically reviews the compensation paid to members of the Board and makes recommendations to the Board regarding the compensation of the directors.

DIRECTORS' AND OFFICERS' REMUNERATION

Compensation of Directors

The Company provides remuneration to directors, who are not officers of the Company, for services to the Company. For the period January 1, 2001 to April 30, 2001 remuneration for each director was as follows:

Attendance fee for Board and Board Committee meetings	$ 750 per meeting
Retainer fee for each director	$5,000 per annum
Retainer fee for the Chairman of the Board	$20,000 per annum
Retainer fee for the Chairman of the Audit Committee	$ 2,000 per annum
Retainer fee for Chairman of the Compensation	$1,000 per annum
Retainer fee for Chairman of the Environmental Management Committee	$1,000 per annum
Retainer fee for the Chairman of the Search Committee	$1,000 per annum

Effective May 1, 2001, the remuneration amounts set forth above were reduced by 50% in connection with the Operating Plan of the Company. Effective November 12, 2001, the Board approved the reinstatement of the directors' fees to the above stated amounts.

Directors are also reimbursed for travel and other reasonable expenses incurred in attending board and committee meetings.

Compensation of Officers

The following table sets forth a summary of the total compensation paid to, or earned by, the Company's President and the other executive officers of the Company and its subsidiaries (each a "Named Executive Officer") during the three most recently completed financial years.

Summary Compensation Table

	Annual Compensation			Long Term Compensation			Other Compensation
				Awards		Payouts	
Name & Office held	Year	Salary[6] $	Bonuses $	Other $	Options granted	Restricted shares	$
Lawrence M. Glaser [1] President	2001	141,000	-	-	275,000	-	59,000
Peter F. Tegart Managing Director	2001	130,500	-	-	125,000	-	-
	2000	135,000	-	-	75,000	-	-
	1999	125,000	40,000	-	35,000	-	-
Richard D. Allan Vice-President	2001	129,500	5,000	-	100,000	-	8,000
	2000	134,000	-	-	30,000	-	-
	1999	126,700	25,000	-	-	-	-
Graham G. Clow[2] President and Chief Executive Officer	2001	250,000	-	-	-	-	-
	2000	250,000	-	-	25,000	-	-
	1999	220,000	100,000	-	150,000	-	-
Paul B. Sweeney[3] Chief Financial Officer	2001	146,000	-	-	20,000	-	-
	2000	175,000	-	-	50,000	-	-
	1999	-	-	-	-	-	-
Robert R. Stone [4][5] Interim President and Chief Executive Officer	2001	25,000	-	-	50,000	-	-
Andrew B. Carstensen[7]	2001	132,000	-	-	75,000	-	-
Calvin C. Everett[5][8][9] Vice-President, Corporate Development	2001	107,500	-	-	37,500	-	39,000[9]
	2000	46,700			250,000		
	1999	-			-		

Notes:

(1) Mr. Glaser's employment commenced on June 19, 2001.
(2) Mr. Clow's employment commenced on June 15, 1998 and he resigned as a Director and the President and Chief Executive Officer of the Company effective May 23, 2001. See Compensation on Termination of Employment, Change in Responsibilities and Employment Contracts.
(3) Mr. Sweeney's employment commenced on December 1, 1999 and he resigned effective May 1, 2001. See Compensation on Termination of Employment, Change in Responsibilities and Employment Contracts.
(4) From May 23, 2001 to June 19, 2001, Robert R. Stone, a former Director of the Company, acted as interim President and Chief Executive Officer of the Company, 2001. Mr. Stone resigned on November 9, 2001.
(5) Stock options granted reflect the amounts vested.
(6) Monthly salary payments for all remaining Named Executive Officers were reduced effective May 1, 2001, until June 30, 2001, at which time they were reinstated to their previous levels.
(7) Mr. Carstensen's employment commenced in 1990, he was elected Vice-President of Exploration June 29, 2001. Mr. Carstensen's employment was terminated October 31, 2001.
(8) Mr. Everett's employment commenced on September 10, 2000 and he resigned effective September 30, 2001. See Compensation on Termination of Employment, Change in Responsibilities and Employment Contracts.
(9) Payment made by the issuance of 50,000 Common Shares of the Company pursuant to the Share Compensation Plan. The shares were issued January 3, 2002 at $0.78, being the closing market price of the shares on the Toronto Stock Exchange on the date prior to the date of issuance.

Long-term Incentive Plan and Pension Plan

The Company does not presently have a long-term incentive plan or a pension plan for its executive officers.

Stock Option Plan

On April 14, 1994, the Company adopted a Directors' and Employees' Stock Option Plan (the "Plan") to grant incentive stock options to executive officers, employees and directors. Shareholder approval of the Plan was obtained at the Company's Annual General Meeting on June 10, 1994. Regulatory approval was received from the Toronto Stock Exchange on July 21, 1994. The Plan has been amended from time to time, principally to increase the allotted number of shares under the Plan, and these amendments have been approved by the shareholders at the Annual General Meetings of the Company.

Share Compensation Plan

On October 24, 2001, the Company adopted a share compensation plan (the "Share Compensation Plan") to allow the Company to issue up to an aggregate of 2,000,000 Common Shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments. Shareholder approval of the Share Compensation Plan was obtained at the Company's Annual General and Extraordinary Meeting held on June 19, 2001. Regulatory approval was received from the Toronto Stock Exchange on December 5, 2001. To date, there have been an aggregate of 391,923 Common Shares issued pursuant to the Share Compensation Plan.

Other Incentive Plans

The Company has no other incentive plans, and no cash or non-cash compensation was paid or distributed to executive officers under any other incentive plan during the most recently completed financial year.

During 1996, the Company appointed a Compensation Committee to be responsible for succession planning, matters of compensation to executive officers, and the review of options granted under the Plan.

The following table sets forth the grant of options to purchase Common Shares of the Company issued to the Named Executive Officers during 2001.

Options Granted During the Most Recently Completed Financial Year					
Name	Common Shares under options granted	% of Options granted in the financial year	Exercise price ($/Common Share)	Underlying price of the Common Shares on the date of grant ($/Common Share)	Expiry Date
Graham Clow	-	-	-	-	-
Peter Tegart	125,000	11.0%	0.91	0.91	06/18/06
Paul Sweeney	20,000	2.0%	1.90	1.90	04/30/02
Calvin Everett	37,500	3.0%	0.91	0.91	09/30/02
Richard Allan	100,000	9.0%	3.65	3.65	06/18/06
Lawrence Glaser	200,000 75,000	18.0% 7.0%	0.91 0.71	0.91 0.71	06/18/06 11/09/06
Robert Stone	50,000	4.0%	0.91	0.91	11/09/02
Andrew Carstensen	75,000	7.0%	0.91	0.91	06/18/06

The following table sets out information regarding the value realized upon the exercise of options of the Company during 2001, and the value of unexercised options held by the Named Executive Officers as at December 31, 2001.

Notional Year-End Value of Options Held by Named Executive Officers

The notional value of unexercised options at year-end is set out in the table below.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values				
Name	Securities acquired on exercise	Aggregate value Realized (C$)	Unexercised options at year-end Exercisable/ Unexercisable	Value of unexercised options at year-end Exercisable/ Unexercisable ($)
Graham Clow	-	-	368,750/Nil	Nil/nil
Peter Tegart	-	-	257,500/62,500	Nil/nil
Paul B. Sweeney	-	-	160,000/Nil	Nil/nil
Richard Allan	-	-	180,000/50,000	Nil/nil
Lawrence Glaser	-	-	137,500/137,500	3,375/3,375
Robert Stone	-	-	281,250/Nil	Nil/nil
Calvin Everett	-	-	225,000/Nil	Nil/nil
Andrew Carstensen	-	-	177,500/37,500	Nil/nil

Compensation on Termination of Employment
Change in Responsibilities and Employment Contracts

Pursuant to the terms of Mr. Graham Clow's employment contract, upon the termination of his services effective May 23, 2001, the Company agreed to pay to Mr. Clow, in regular bi-monthly instalments over a 27 month period, an amount equal to two years annual salary plus three months salary in lieu of notice, aggregating $562,500 (less statutory deductions), less interest payments in connection with a second mortgage on Mr. Clow's residence in North Vancouver. In addition, the Company agreed to continue to pay Mr. Clow an automobile allowance of $1,500 per month over the 27-month period, aggregating $40,500. The Company also agreed to pay Mr. Clow the sum of $3,846 for accrued vacation pay and $1,458.33 representing an interest over payment on the second mortgage. In addition, Mr. Clow remains entitled to the benefit of certain insurance coverages under the Company's group medical plan until August 23, 2003. See also "Indebtedness of Directors and Senior Officers".

Pursuant to the terms of Mr. Paul Sweeney's employment contract, as amended on January 30, 2001, upon the termination of his services effective May 1, 2001, the Company agreed to pay to Mr. Sweeney, in regular bi-monthly instalments over a 32.5 month period (subject to adjustment), an amount equal to two years annual salary, aggregating $350,000 (less statutory deductions). The Company also agreed to pay Mr. Sweeney the sum of $7,300 for accrued vacation pay. In addition, Mr. Sweeney remains entitled to the benefit of certain insurance coverages under the Company's group medical plan until April 30, 2003. On June 1, 2001, the Company amended the terms of Mr. Sweeney's termination whereby Mr. Sweeney agreed to act as a consultant to the Company for a one-month period. In exchange, the Company agreed to extend the term of Mr. Sweeney's severance payments from 32.5 months to 34 months, resulting in the aggregate severance benefit being the equivalent of 25 months' salary ($364,583).

Upon the termination of Mr. Calvin Everett's employment contract effective September 30, 2001, the Company agreed to issue to Mr. Everett 50,000 Common Shares on January 3, 2002, pursuant to the Share Compensation Plan. The Company also agreed that, in the event there is a change of control of the Company within two years of September 30, 2001, Mr. Everett will be paid a retroactive severance amount equal to two times his annual salary aggregating $300,000 (less all appropriate statutory deductions). In addition, the Company paid Mr. Everett the sum of $5,192 for accrued vacation pay.

As at the date hereof, there are a total of two remaining employment contracts in place for the Company's Named Executive Officers governing compensation for termination without cause and termination following a change of control of the Company.

In the event of termination without cause, other than in the event of a change in control, Mr. Peter Tegart will receive a three-year all-inclusive severance package comprising salary and benefits.

In the event of termination without cause in the event of a change in control, Mr. Tegart and Mr. Richard Allan will receive a two-year all-inclusive severance package. "All inclusive" in this context means salary plus the cost of all benefits provided by the Company for the corresponding period.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than as set out below, none of the directors or senior officers of the Company, or associates or affiliates of the foregoing persons is indebted to the Company.

Table of Indebtedness of Directors and Senior Officers

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during 2001	Amount Outstanding as at April 4, 2002
Graham G. Clow[(1)(2)] Former President and Chief Executive Officer of the Company	Company as lender	\$300,000	\$300,000

Notes:

(1) Mr. Clow resigned as a director and the President and Chief Executive Officer effective May 23, 2001.

(2) Second Mortgage of \$300,000 with no interest on the first \$25,000, and interest at 2% per annum on the balance, repayable on May 23, 2002, and secured against Mr. Clow's residence in North Vancouver, British Columbia. Mr. Clow has advised the Company that the sale of his home will close May 13, 2002, at which time he will repay the mortgage owing to the Company.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Under an existing policy of insurance, the Company will be reimbursed for indemnity payments it is required or permitted to make to directors and officers. The directors and officers of the Company as individuals are insured for losses arising from claims against them for certain of their acts, errors or omissions. The policy provides a maximum coverage in any one policy-year of \$5,000,000 for each claim and an annual aggregate with a deductible of a \$25,000 corporate reimbursement per claim. The annual premium in the current fiscal year is estimated at \$34,970. The premiums for the policy are not allocated between the directors and officers as separate groups.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Management Proxy Circular, no director or senior officer of the Company or any shareholder holding, on record or beneficially, directly or indirectly, more than 10 per cent of the issued Common Shares of the Company, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any material transaction with the Company since the commencement of the Company's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Report on Executive Compensation

The Board is advised on compensation matters by the Compensation Committee, which is currently comprised of Craig Roberts, Brian Lock, and Peter Tegart. The Compensation Committee has prepared the following report on executive compensation.

Report of the Compensation Committee

The Company's compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian resource companies of similar size and scope of operations. Each executive officer's position is evaluated to establish skill requirements and level of responsibility and this evaluation provides a basis for internal and external comparisons of positions. In addition to industry comparables, the Board and the Compensation Committee consider a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long-term interests of the Company and its shareholders, overall financial and operating performance of the Company and the Board's and the Compensation Committee's assessment of each executive's individual performance and contribution towards meeting corporate objectives. Executive officers' compensation is composed of three major components: base salary, cash or share bonus and stock options.

Base salary ranges are determined following a review of market data for similar positions in Canadian resource companies of comparable size and scope of operations. The salary for each executive officer's position is then determined having regard for the incumbent's responsibilities, individual performance factors, overall corporate performance, potential for advancement, and the assessment of the Board and the Compensation Committee of such matters as are presented by management.

The second component of the executive officers' compensation is a cash or share bonus. In light of a recommendation from the Compensation Committee, the Board may grant executive officers cash or share bonuses. To date the performance criteria and objectives considered by the Compensation Committee and the Board for determining the availability of such bonuses include the Company's share performance generally and each executive officer's role in the progress of the Tambo Grande Project. Bonuses were paid to the Named Executive Officers with respect to the year 2001.

The third component of the executive officers' compensation is stock options. The Compensation Committee or the Board, subject to approval by regulatory authorities, may from time to time grant stock options to executive officers under the Company's Stock Option Plan. Grants of stock options are intended to align the interests of the executive officers with those of the shareholders over the longer-term. During 2001 stock options to acquire 682,500 Common Shares were granted to the Named Executive Officers.

Presented by the Compensation Committee:
Craig Roberts
Brian Lock
Peter Tegart

Performance Graph

The following graph compares the total cumulative shareholder return on a $100 investment in the Common Shares of the Company on December 31, 1996, with the cumulative total return of the Company's five-year (to December 31, 2001) cumulative total shareholder return compared to the return on a comparable investment on the Toronto Stock Exchange 300 Index for the period from December 31, 1996 to December 31, 2001.


Five Year Performance Chart
$200
$150
$100
$50
$0
Manhattan Minerals Cumulative Return
TSE 300 Cumulative Return
31/12/96
31/12/97
31/12/98
31/12/99
31/12/00
31/12/01
For the Years Ended

	31/12/96	31/12/97	31/12/98	31/12/99	31/12/00	31/12/01
TSE 300 (Total Return Index Value)	100	115	113	149	160	140
Company Return	100	25	24	47	15	7

SHAREHOLDER PROPOSALS FOR THE 2003 ANNUAL GENERAL MEETING

In order to be included in proxy material for the 2003 Annual General Meeting of Members, shareholder proposals must be received by the Corporation at its offices at Suite 350 - 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5 Attention: Corporate Secretary, by no later than December 3, 2002.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available without charge to shareholders upon written request to the Corporate Secretary of the Corporation at Suite 350 –885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5.

(i) The 2001 Annual Report to Shareholders containing the consolidated financial statements for the year ended December 31, 2001, together with the accompanying report of the auditor;

(ii) This Management Information Circular; and

(iii) The Corporation's most recent Annual Information Form.

Other Matters

Advance Shareholder Approval for the Issuance of a Number of Shares by Private Placement that Exceeds 25% of the Company's Issued and Outstanding Share Capital

The Company from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and exploration. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date of such advance shareholder approval is given.

The Company's issued and outstanding share capital as at April 4, 2002 was 45,762,272 Common Shares and the Company proposes that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on May 16, 2002, would not exceed 23,000,000 in the aggregate, or 50% of the Company's issued and outstanding Common Shares as at April 4, 2002.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a twelve month period following the date that shareholder approval is given; and

(d) it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per share must not be lower than the closing market price of the Common Shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the "Market Price"), less the applicable discount, as follows:

Market Price	**Maximum Discount**
$0.50	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, the Company requests that its shareholders pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing May 16, 2002, of such number of securities that would result in the Company issuing or making issuable up to 23,000,000 Common Shares, all as more particularly described in the Management Information Circular dated April 4, 2002, is hereby approved."

Management Recommendation

Management recommends that the shareholders of the Company vote in favour of the ordinary resolution approving the issuance of a number of Common Shares by private placement that exceeds 25% of the Company's issued and outstanding Common Shares.

BOARD OF DIRECTORS' APPROVAL

The Board has approved the contents and sending of this Management Proxy Circular of Directors of the Corporation.

DATED this 4th day of April, 2002.

On Behalf of the Board

"Lawrence M. Glaser"

Lawrence M. Glaser
Chairman of the Board and Chief Executive Officer

HATTAN
ERALS
R
1
0 1
NUAL
PORT


TAMBOGRANDE
PERU

COMMITMENT

MANHATTAN MINERALS CORP.




ABOVE AND BENEATH




COMPANY PROFILE

MANHATTAN MINERALS CORP. IS COMMITTED TO BUILDING VALUE FOR SHAREHOLDERS THROUGH THE DEVELOPMENT OF ITS PRECIOUS AND BASE METAL DEPOSITS IN NORTHERN PERU. MANHATTAN MINERALS IS EQUALLY COMMITTED TO ENVIRONMENTALLY SAFE AND SOCIALLY RESPONSIBLE DEVELOPMENT AS A MEMBER OF THE COMMUNITY OF TAMBOGRANDE.

2001



DEAR FELLOW SHAREHOLDERS

OUR IMPROVED ENVIRONMENT FOR DEVELOPMENT IN PERU HAS COME ABOUT THROUGH A TEAM COMMITMENT.

During 2001, Manhattan Minerals Corp. progressed with a program to develop our Tambo Grande Project in northern Peru. The past year has held numerous challenges for our company, including a change in the national government of Peru. There have been substantial changes to the management and Board of Directors of Manhattan Minerals while material changes in the company's business plan and business methodology have resulted in an improved environment for development in Peru. We have developed a proactive management program by identifying the business challenges and structuring the management team and cost centres to ensure success.

The improved environment is the result of team effort and commitment. Our shareholders who subscribed to our stock offering in September 2001, despite the events of September 11th and weak metals prices, showed their commitment when the stock offering raised gross proceeds of US$ 3.4 million. The management and employees of our company have shown their commitment by successfully navigating the new political and social landscape of Peru. Social success has a time lag, and the work in this area during the second half of 2001 is showing benefits in 2002.

NEW FOCUS

WE ACCEPT THAT UNEXPECTED PROBLEMS REQUIRE INNOVATIVE SOLUTIONS.

2001 was a transition year for Manhattan Minerals, just as it has been an important transition period in Peru from the authoritative government of President Alberto Fujimori, to the populist democracy of President Alejandro Toledo. The new management of Manhattan Minerals is committed to provide shareholders with a higher than average rate of return on their investments. During 2001 your management made a number of decisions, which will make this happen. We decided to focus the majority of our resources on completing the feasibility study on the TG-1 gold-silver and copper-zinc deposit, and to re-engage the community in a more balanced and interactive manner. We made this decision as the most appropriate way of unlocking asset value in the company rather than engaging in exploration as in previous years. The decision to move forward on TG-1 was based on the improved political environment and the recognized need for foreign investment in Peru. We also have a much clearer understanding of the situation that led to a diminished relationship with the local community in February 2001.

We expect to resume exploration for additional major gold and copper deposits on our concessions as soon as financially appropriate, as this is another critical component of our plan to create additional value.

POLITICAL ENVIRONMENT IN PERU

MANHATTAN HAS CRAFTED AND IMPLEMENTED A SOUND BUSINESS AND OPERATING PLAN APPROPRIATE FOR THIS ENVIRONMENT.

The political and social landscape in Peru has changed dramatically since our initial negotiations in Tambogrande during 1997. After the departure of President Alberto Fujimori in November 2000, a transition government was installed. During this transition period, the social situation for mining development in Peru declined.

After the election of President Alejandro Toledo and the inauguration of this new government in July 2001, Manhattan crafted and implemented a sound business and operating plan appropriate for this environment. The political and social situation in Peru is complex and dynamic, but it can be navigated successfully. The strength of Peru is its democracy, and this is reflected by the first ever visit to Peru of a US President. This formal show of support helps to improve international investor confidence. The international financial community has also shown support for Peru with the significant over-subscription of new government bonds and currency stability despite economic problems in Argentina.

OUR ASSETS

UNLOCKING VALUE.

The values of Manhattan Mineral's assets are substantial. Not just in terms of resource size and grade, but also in terms of geometry, which significantly enhances finance for development. The location of an ore body containing a resource of almost one million ounces of gold and 17 million ounces of silver directly on top of the copper-zinc ore deposit, has a material impact on the economics of project finance. Of course, it has a significant impact on the overall economic value of the project as well. Processing of the near-surface, gold-silver deposit offers the opportunity for early debt repayment and will also fund much of the cost to develop the copper deposit. Aside from the known resources at TG-1, the company has advanced copper projects at TG-3, immediately south of TG-1, and a high-grade copper project at B-5. Manhattan Minerals has had an almost unprecedented rate of discovery of new ore deposits on our concessions. I know of no other mining district in the world that hosts such large massive sulphide deposits in such close proximity.

Saving the most important for last is the value of the people that work for us. The commitment of our employees is aligned with the commitment of our shareholders.

2001

OUTLOOK FOR 2002

OUR FOCUS IN 2002 IS COMPLETION OF THE FEASIBILITY STUDY AND REACHING A SOCIAL CONSENSUS.

The outlook for a successful development of the TG-1 ore deposit is linked to the company's ability to obtain a social license to operate in the district, and this hinges on the outcome of the Environmental Impact and Feasibility studies which will be completed by mid-2002. Our focus in 2002 will be on our responsibilities to the physical, political, social and cultural environments. These responsibilities will be met through regulatory requirements of the Feasibility Study, through a social contract with the population of the region, and through sound modern business practices.

SOCIAL LICENSE

THE SOCIAL LICENSE TO OPERATE IN THE 21ST CENTURY REQUIRES AN UNPRECEDENTED CORPORATE COMMITMENT TO BUILD A SOCIAL CONSENSUS.

Mining companies in the 21st century require a social license to operate. A social license is an agreement on social acceptance of a new project. It is common to all mining activity, both operating mines and development projects. Manhattan Minerals exemplifies the issues linked to natural resource development in the 21st century. The social license to operate requires an unprecedented corporate commitment to building a social consensus for new projects. This commitment incorporates a broad spectrum of issues of great social, environmental and economic importance, to an equally broad number of interested parties.

To acquire this social license, Manhattan is addressing community issues not only through the regulatory requirements of an Environmental Impact Study, but also through an equally important information and consultation process. These issues include: preserving the cultural fabric of the region; understanding the local and regional economies; and seeking ways to participate in, and improve, local health, education and other basic human needs. If we wish to become a part of the Tambogrande community, we have to demonstrate how we can contribute to a stronger and more stable community and how we can contribute to a sustainable development program for the region.


COPPER, ZINC AND GOLD PRICE (JANUARY 2001 TO FEBRUARY 2002)
$US/TONNE - COPPER AND ZINC
$US/OUNCE - GOLD
4000
3000
2000
1000
0
350
300
250
200
ZINC
COPPER
GOLD
JAN 01
FEB 01
MAR 01
MAY 01
JUN 01
JUL 01
AUG 01
OCT 01
NOV 01
DEC 01
FEB 02


MANHATTAN SHARE PRICE VS. TSE INDICES
160
120
80
40
0
MANHATTAN SHARE PRICE
TSE 300
METAL AND MINERALS
GOLD AND PRECIOUS MINERALS
JAN 01
MAR 01
MAY 01
JUL 01
SEPT 01
NOV 01
JAN 02
MAR 02

Unlike a mining license, each social license is entirely unique. Manhattan is committed to obtaining this social license for Tambogrande. This will ensure not only investment returns and stability acceptable to the owners of the company, but will also demonstrate by example, how mining has evolved into a viable economic component of regional development.

METALS MARKETS

Prices for metals were unfriendly during 2001, but most metals have demonstrated strength in the first quarter of 2002. We began 2001 with copper at $0.81 per pound, it fell to a low of $0.60 in November, and it has since risen 22% to $0.73. Gold in particular has shown life, having fallen from $272 at the beginning of 2001, to a year low of $255 in April; it has now risen 19% to $304 in the first quarter of 2002. The global economic downturn during 2001 and concerns subsequent to the terrorist events of September 11th have kept market interest in mining companies during 2001 to a minimum. However, U.S. economic data suggests that demand for base metals will improve and this should lead to important declines in metal inventories and a rise in metals prices.

ACKNOWLEDGMENTS

Finally, I want to thank each of our shareholders for your commitment in Manhattan and for your support of the management team and employees. I also want to thank each of the company's employees, particularly those who are also shareholders, our contractors and consultants, legal and financial advisors, for your hard work and commitment to the business objectives of the company.

Muchos Gracias.



Lawrence M. Glaser
President
March 15, 2002







ECUADOR
COLUMBIA
MBO GRANDE
BRAZIL
LIMA
PERU
BOLIVIA

thus providing quicker payback on capital investment. The TG-1 deposit is both poly-metallic, and vertically zoned, with the near surface oxide cap containing only gold and silver. Thus, gold and to a lesser extent silver prices are important not only in terms of the rate of return of the project, but also for development finance. The strength in gold prices recently has a material benefit to this project. Because development will be a two-stage process, and because most of the development costs will be funded by the gold deposit, copper price TG-1, and as is appropriate for company finances.

During 2001, Manhattan Minerals Corporation was burdened in the marketplace by a sense that our primary mineral assets may be encumbered by the social issues surrounding development. Every new mining development project has similar issues to contend with. However, unlike many other projects, Manhattan has very few technical or infrastructure challenges that most other development projects also have to meet. The

UNLOCKING ASSET VALUE

Manhattan Minerals has four significant assets: the TG-1 gold-silver and copper-zinc deposit, our TG-3 and B-5 projects, our exploration land position in Peru, and our people.

The TG-1 ore deposit is a world-class deposit. It contains a resource of almost one million ounces of gold, 17 million ounces of silver, 950,000 tonnes of copper, and 590,000 tonnes of zinc. The feasibility work completed to date indicates that it has excellent grades and is mineable by open pit methods with a very low waste to ore strip ratio of 1.3 : 1.0. The strip ratio for the first four years of operation will be 2.3 : 1.0. This is a near surface ore deposit, meaning that the cost for pre-production stripping of waste rock is lower than the average mine and that production can commence early, movements are less important to mine development finance. However, copper remains an important component of the economic return of the project.

Manhattan has 900 square kilometers of exploration land concessions surrounding the TG-1 deposit. Of the nine anomalies drilled thus far, three are massive sulphide deposits or contain high-grade copper drill intercepts. This rate of discovery is phenomenal. Not only is the rate of discovery unprecedented, but also there are no other districts in the world where such large deposits occur within such close proximity.

TG-1, TG-3 and B-5 are all located within 10 kilometers of one another. Manhattan anticipates resuming a drill program on the remaining 19 yet untested targets as we progress further with the development of TG-1 project is located only 100 meters above sea level, it has existing paved roads and grid electricity, and a potential labour force with goods and services adjacent to the project.

The people of Manhattan are a critical component of the value of the company, and our ability to create additional value. Technical excellence is crucial in finding, developing, and building a mine, but the character of our officers and employees is even more important. It is the character of our people that defines the company, our image, and our ability to obtain the social consensus necessary to develop the Tambo Grande Project. The people of Manhattan are individuals who know the challenges before us, and who are committed to meeting those business hurdles.

ENVIRONMENTAL IMPACT AND FEASIBILITY STUDY

FEASIBILITY STUDY

A Feasibility Study for the TG-1 deposit began in 2000 and is being readied for completion by mid-2002. The work is being carried out by AMEC E&C Services Ltd. Other consultants with input to the study include Klohn Crippen Consultants Ltd.

The study includes an evaluation of mineral resources and reserves; mine development plans, processing options, hydrology, tailings and waste rock disposal, transportation, and resettlement.

The study assumes the oxide gold-silver deposit will be developed first and processed at a rate of 7,500 tonnes of ore per day. Gold and silver recovery is estimated at 90% and 62% respectively.

The base metal deposit will be brought into production prior to the conclusion of the gold-silver processing and will ultimately process 20,000 tonnes per day. Over 400,000 tonnes of copper and zinc concentrates will be produced annually. The TG-1 sulphide deposit includes three distinct ore types. Type 1 ore consists of minerals such as chalcocite and covellite, as well as minor chalcopyrite. Type 2 ore comprises chalcopyrite and sphalerite and Type 3 ore is comprised of chalcopyrite. The different mineralization of each ore type requires slightly different applications of standard flotation techniques. Metallurgical testing was carried out during 2000 and 2001 at various laboratories including G & T Metallurgical Services Ltd. and Lakefield Research Ltd. Results indicate that recovery of copper from Type 1 ore is 73%, Type 2 is 71% and Type 3 is 87%, in concentrates ranging in grade from 24 to 27%. Type 2 zinc recovery is 76% at a concentrate grade of 52%.

The project is located in the coastal area of northern Peru and enjoys excellent infrastructure including power, transportation and port access. The deposit is located at approximately 100 meters elevation, in stark contrast to many new projects located in remote high altitudes.

ENVIRONMENTAL IMPACT STUDY

Concurrent with the Feasibility Study is the preparation of the Environmental Impact Study for the project. This report is being prepared by Klohn Crippen Consultants, and will be complete by mid-2002.

Environmental baseline information has been collected almost continuously since late 1999, and will continue through 2002 as the studies are completed. In the first quarter of 2001 a wide range of geo-technical data was collected in the Tambogrande area. This data has been supplemented with recent terrestrial and marine biology to complete the required baseline evaluation. Although field activities were limited in 2001, a significant amount of progress was made in design of tailings containment and waste handling, river engineering, hydrology and land use mapping.









Key environmental issues include protection of water sources and the adjacent agricultural area, plus management of dust and noise from operations. Manhattan's lead consultants are working together to provide management plans to address these issues through the use of best practices and technology.

A major component to the study is the evaluation of socio-economic impacts due to the mining development. Along with Klohn Crippen and Manhattan staff, a select group of consultants have been involved in planning specific studies, workshops and focus groups that will contribute to successfully understanding and mitigating these potential impacts.

When complete, the Environmental Impact Study will be submitted to the Ministry of Energy and Mines (MEM) and will be subject to the normal review process. Manhattan will work closely with both the MEM and the Ministry of Agriculture during the final stages of drafting the document. With a high degree of prior public consultation the final document should move quickly through the public audience and review period. The review period for these studies stipulates a specific timetable for review and response by government and the public. The legislated period for public audience is 90 days plus a further 90 days for the MEM to write a formal response.

During 2002 Manhattan will continue monitoring meteorological conditions in Tambogrande, collect quarterly water samples, monitor hydrologic installations and also monitor its rehabilitated drilling sites. The data will be shared with local residents and institutions as a continuing commitment to the community.

TG-1 DEPOSIT | TG-1 SOLIDS SHOWING DRILL HOLE DENSITY


GOLD OXIDE DEPOSIT
SULPHIDE RESOURCE
N









During the first quarter of 2001 Manhattan concluded rehabilitation of all drilling sites including B-5. The result is a significant increase in density of natural growth, which includes the algarroba tree prized for its bean-like fruit. In the TG-3 and B-5 areas over 800 new algarroba trees were planted and nurtured, while during drilling none of the old growth had been harmed.


Chira Valley
Sullana
San Lorenzo Valley
Medio Piura Valley
Tambo Grande
0 10 20 Km


TAMBOGRANDE TG-1 DEPOSIT SITE PLAN
NEW TOWN SITE
QUEBRADA CARNEROS
DIVERSION DITCH
RELOCATED CHULUCHANAS ROAD
DIVERSION DITCH
existing chuluchanas road
DIVERSION DITCH
DIVERSION DITCH
FENCE
DIVERSION DITCH
TAMBOGRANDE
ULTIMATE TG 1 OPEN PIT
CHANNEL
PLANT SITE
RIO PIURA
RIO SAN FRANCISCO
RIO PIURA



small workshops with people from all of the communities in the area to both inform them about mining, and to listen to the concerns of the members of the communities. We have maintained a policy of a transparent process of communication and dialogue, and we continue to craft a sustainable development plan in conjunction with not only offer material benefits to the communities long into the future. It means participation that will lead to growth in agriculture, product marketing and distribution. It means improved water, roads, and electricity, and it means an improved standard of living for everyone with improved health and education.

CORPORATE RESPONSIBILITY

Manhattan recognizes its moral obligations as a mining company to our employees, business partners, and in the communities we operate. We believe we are able to appreciate and meet these obligations better than our peers. It is far easier to meet the stringent objectives of protecting the environment and meeting social responsibilities in the design of a new mining project than it is to retrofit or re-design an ongoing operation. Advanced technology permits us to build a safe mine, but human commitment to these responsibilities is what makes us a good corporate citizen.

The social license to operate, the building of a social consensus to accept mining in this new century, is not an option for companies. It is an absolute necessity. Currently, a majority of Manhattan employees in Peru work in the field of community relations. This area of northern Peru does not host any mines, and it has no new mining projects which demonstrate the principals of sustainable development. So Manhattan engages in numerous the local stakeholders and government, but also in line or exceeding international standards as defined by the World Bank and the United Nations.

The dominant industry in the region is agriculture, and Manhattan is working to ensure that sustainable development plans lead to a sustainable growth for this sector. Manhattan is engaged in various pilot agricultural programs to define new crops and increase crop yields. The company has been working and will continue to work to characterize the existing irrigation system, its damaged areas, and assist in the preparation of a rehabilitation program. We anticipate that Manhattan will be able to provide assistance to the local communities as part of a team effort to effect repairs to the irrigation system, thus improving agricultural water distribution.

Sustainable development means different things to different people. To Manhattan, it means participation in programs and projects that will

Manhattan has already spent US$4.3 million on community relations in Peru excluding any administration costs. We have spent an additional US$1.3 million on social and economic research. Our commitment to the community in general has been to give citizens as many opportunities as possible to improve the standards and quality of life in the community. This activity is aimed not at the mining industry, but at any productive activity that may help to improve people's standard of living. Manhattan's programs have included the following:

- Set up and operated an adult literacy program
- Distributed building materials for home improvements
- Created a building training program for home construction skills
- Drilled and equipped water wells
- Constructed schoolrooms and community center in rural areas
- Provided school supplies for 600 students
- Participated in a campaign for awareness and control of malaria






> Construction and financial assistance for health clinics
> Purchase and distribution of drugs and medical supplies
> Summer school programs for 1000 children
> Funded a program by plastic surgeons from Lima for children in Tambogrande
> Sponsored a pre-university academy to train students for entrance exams in co-operation with the National University in Piura
> Introduced government assistance to provide advice and assistance to farmers to export product beyond local markets
> Developed a co-operative agreement with the Tambogrande Municipality and PROMPYME to support local enterprises and micro-enterprises.

COMMUNITY RELATIONS

The community relations program has been designed to account for the concerns of all stakeholders in the district of Tambogrande. This includes the Town of Tambogrande, where there is a direct impact to residents and local farmers as a result of the proposed development of the TG-1 deposit.

Regional farmers are only indirectly affected by Manhattan's immediate plans; however, their issues and concerns are extremely important. These factors include the lack of mining exposure, the uncertainty of economic impacts, and a fear of environmental damage.

Future exploration will undoubtedly result in securing additional resources that will allow mining to continue beyond the scope of the TG-1 development. With this in mind, there has been considerable effort made to inform and consult with people living in and nearby to Tambogrande, and in particular with the communal farming areas of Locuto and Tavara.

In the first two months of 2001, community relation's efforts were focused primarily on disseminating information to the residents of Tambogrande, in regards to the resettlement plan. Manhattan constructed model homes and held public meetings as part of a consultation exercise.

In subsequent months Manhattan conducted numerous workshops, information briefings, forums and consultation exercises with local residents and civil society groups, non-government organizations and local governments. The Company's efforts were directed at increasing the general level of knowledge of the project and to listen to concerns and interests.

This information campaign reached 6,000 persons directly, including local authorities, community leaders, politicians and residents.

In late 2001 a very successful consultation activity was carried out. This involved a program of 25 workshops with participation from a sampling of over 500 people from Tambogrande, the Valley of San Lorenzo, and the Comunidads Campesino Locuto and Tavara. The purpose of the workshops was to gauge the level of understanding the people have regarding the project, to enhance that knowledge, and then to discuss their concerns and needs. Results of the study are being used to enhance the information dissemination procedures, and to support continued efforts to design a community development plan.

DISTRICT OF TAMBOGRANDE


N
San Lorenzo Valley
TG1
Tambogrande
TG3
Piura River
Locuto
Tavara
CHULUCANAS

A key ingredient to the community development plan will be to show the positive socio-economic benefits that can be derived from the project. Manhattan's investment can be used to drive an economic resurgence in the area and in particular the agricultural industry. Together with Government and the community, Manhattan has the opportunity to provide the impetus that will see the San Lorenzo region regain its position as a prime agricultural producer.

CONCESSION MAP


S-1
S-2
S-3
PERLA
T A M B O
TG-1
Q. San Francisco
TG-8
TG-4
TG-3
TG-6
TG-7
R-2
B-2
L A N C O N E S
B-3
STG-3
B-5
B-7 N
B-7
Rio Piura
B-4
STG-2
STG-1
P A P A Y
B-11
B-13
B-12

C R E A T I N G   V A L U E

Although it has been more than a year since the last round of drilling was completed, the potential to add to the Company's assets through exploration discovery at Tambo Grande remains excellent. The Company has maintained its mining concessions that cover more than 900 square kilometers in what is developing into one of the most prolific volcanogenic massive sulphide camps in the world. To date, the district has produced three deposits, two of which contain more than 100 million tonnes of massive sulphides. There is no other district in the world that contains deposits of this size within 10 kilometers of each other, making this massive sulphide camp unique. The development and refinement of exploration techniques to find these deposits has been intense. Over 45 geophysical gravity anomalies were surveyed, resulting in nine anomalies being drill- tested, three produced massive sulphide discoveries, three more contain associated sulphides, two were not drill tested deep enough and only one drill tested anomaly was negative. The exploration success ratio is very high. The company expects to continue building asset value through continued exploration. An additional 19 anomalies require testing and the exploration techniques developed by the company will be used to prioritize these anomalies for future drilling as financing becomes available. The TG-1 deposit, the first discovery in the district, is currently undergoing a full feasibility study. The geologic and exploration concepts that led to the discovery of the TG-3 and B-5 deposits came initially from the Company's interpretation of geophysical response to the physical characteristics of the TG-1 deposit. As geologic knowledge of the district expanded, the exploration techniques were further refined and currently the Company is able to prioritize targets for drilling at a high ratio for ultimate discovery.

At the TG-3 deposit, one kilometer south of TG-1, an inferred mineral resource of 82 million tonnes, grading 1.0% copper, 1.4% zinc, 0.8% gold and 25g/t silver has been outlined. Modeling the physical shape of the deposit to its geophysical response indicates that extensions to the deposit can be found for over one kilometer to the southeast. Characteristically for these types of deposits the projected sulphide extensions are likely to contain higher-grade distal copper-zinc mineralization. A follow-up drill program is warranted to expand this asset. At the B-5 deposit, although only 10 drill holes have been completed, a high grade copper zone (hole B-5-008 intersected 4.6% copper and 17.7 g/t silver over 53 meters) has been discovered that is open in all directions and contained in a massive sulphide body that compares in size, to either TG-1 and TG-3. A follow-up drill program is obviously warranted.

Based upon the success rate to date, additional discoveries can be anticipated with further drilling at the TG-6, TG-8 and B-7 anomalies where initial drilling intersected sulphides contained in mine sequence rhyolitic host rocks. The results of modeling the geophysical response on the B-3, B-4, B-5N, B-7N and STG-2 anomalies with comparison to known discoveries is very favourable and requires that these targets be drill tested for potential massive sulphide discovery.

RESERVES AND RESOURCES

RESERVES AND RESOURCES

The reserves and resources are calculated in accordance with National Instrument 43-101 – Standards of Disclosure For Mineral Projects. Mineral Reserves presented here are as at December 31,2000, based on pre-Feasibility Studies. Mineral Resources for TG-1 have been reviewed and updated (March 2002) as part of the ongoing Feasibility Study. Revised Mineral Reserves will be available following the completion of the Feasibility Study.

All calculations are based on the following metal prices:

Copper	US$ 0.90 per pound
Zinc	US$ 0.55 per pound
Gold	US$ 300 per ounce
Silver	US$ 5.00 per ounce

The Mineral Resource model for TG-1 has been independently reviewed and estimated by Roscoe Postle Associates Inc. The Qualified Person is Gilles Arseneau, Ph.D., P.Geo. Mineral Reserves have been independently developed for Manhattan by AMEC E&C Services Ltd. (AMEC). The Qualified Person for AMEC is Stephen Juras, Ph.D., P.Geo.

TG-1 GOLD DEPOSIT

Mineral Resources	Tonnes	Grade (g/t)	
		Gold	Silver
Indicated	7,964,000	3.6	62
Inferred	725,000	3.4	62
Mineral Reserves	**Tonnes**	**Grade (g/t)**	
		Gold	Silver
Probable	8,056,000	3.5	67

The resource is calculated based on a cut-off grade of 1.0 g/t gold. High values have been cut to 20 g/t Au and 150 g/t Ag in the lower grade Oxide zone and 50 g/t Au and 2000 g/t Ag in the higher-grade Transition zone.

The reserves are calculated on a Net Smelter Return (NSR) cut-off of US$8.53, which covers processing and G&A costs. The reserves incorporate 95,000 tonnes of external dilution taken at zero grade. The open pit design shows that the deposit can be mined at a strip ratio of 2.3:1 (waste:ore).

CONVERSION TABLE

IMPERIAL MEASURE	= METRIC UNIT	METRIC MEASURE	= IMPERIAL UNIT
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 meters	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
1.102 (short ton)	1 tonne	0.907 tonnes	1 ton
0.032 ounces (troy)	1 gram	31.1 gram	1 ounce (troy)
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton

TG-1 SULPHIDE DEPOSIT

Mineral Resources		Tonnes	Grade			
			Copper %	Zinc %	Gold g/t	Silver g/t
Type 1	Indicated	15,369,000	2.2	0.1	0.6	25
	Inferred	846,000	2.1	0.1	0.6	20
Type 2	Indicated	25,458,000	0.9	2.2	0.7	33
	Inferred	1,078,000	1.0	2.4	0.5	27
Type 3	Indicated	12,784,000	2.1	0.1	0.4	16
	Inferred	787,000	1.9	0.1	0.3	13
Stockwork	Indicated	2,545,000	1.3	0.1	0.1	5
	Inferred	584,000	1.3	0.1	0.1	5
Total	Indicated	56,156,000	1.6	1.0	0.5	26
	Inferred	3,295,000	1.5	0.8	0.4	18
Mineral Reserves:		**Tonnes**	**Grade**			
			Copper %	Zinc %	Gold g/t	Silver g/t
Type 1	Probable	15,100,000	2.1	0.1	0.6	26
Type 2	Probable	21,600,000	1.1	2.1	0.7	34
Type 3	Probable	11,100,000	1.8	0.1	0.3	13
Stockwork	Probable	1,400,000	1.3			
Total	Probable	49,200,000	1.6	1.0	0.6	26

The resource is calculated using a cut-off grade of 0.75% Cu equivalent.

The reserves are calculated on variable NSR cut-offs (Type 1 = US$4.75, Type 2 = US$5.97, Type 3 and Stockwork = US$4.60) that covers processing, and G&A costs. The reserves incorporate 200,000 tonnes of external dilution and 400,000 tonnes of internal dike dilution, both taken at 0 grade. The open pit design shows that the deposit can be mined at a strip ratio of 1.2:1 (waste:ore).

TG-3 SULPHIDE DEPOSIT

Mineral Resources	Tonnes	Grade			
(Inferred)		Copper %	Zinc %	Gold g/t	Silver g/t
North Deposit	25,000,000	0.9	2.2	0.7	29
South Deposit	57,000,000	1.0	1.0	0.8	23
Total	82,000,000	1.0	1.4	0.8	25

The resource is calculated using a cut-off grade of 0.5% copper equivalent.

INTRODUCTION

This discussion and analysis should be read in conjunction with the consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained in this discussion and analysis, the following disclosures are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

SUMMARY OF FINANCIAL RESULTS

Manhattan recorded a loss, in 2001, before results from discontinued operations, of $2,559,000, including severance costs of $773,000 ($0.06 per share) compared to a loss of $1,435,000 ($0.04 per share) in 2000 and a loss of $1,240,000 ($0.05 per share) in 1999. The loss including results from discontinued operations for 2001 was $2,559,000 ($0.06 per share) and $4,730,000 ($0.13 per share) in 2000 and $12,538,000 ($0.46 per share) in 1999.

Effective December 31, 2000, Manhattan adopted a plan to dispose of its Mexican operations that included the sale of all its Mexican subsidiaries, and reported this business segment as discontinued operations. The previously reported comparative financial statements for 1999 were restated to conform to this presentation. The sale of the Mexican subsidiaries was completed on March 12, 2001.

RESULTS OF OPERATIONS

Expenses and Other Income

Expenses net of other income for 2001 were $2,559,000, compared to $1,435,000 for 2000 and $1,240,000 in 1999. The increase in costs for 2001 over 2000 was due primarily to the accrual and payment of head office severance costs of $773,000, the writedown of the Tambo Grande Project of $371,000, and to a lesser extent, lower interest income, partially offset by lower foreign exchange losses. The writedown of the Tambo Grande Project is based on preliminary settlement figures provided by the insurance adjusters and reflects the difference between the estimated damage to the Tambogrande site and the corresponding estimated insurance proceeds receivable. The increase in costs for 2000 over 1999 was due primarily to a loss on foreign exchange, offset partially by an increase in interest income and lower administrative expenses.

Discontinued Operations

As stated above, the Company adopted in 2000 a plan to dispose of its Mexican operations. These assets were treated as discontinued operations for the year ended December 31, 2000 and the 1999 comparatives were been restated to conform to this presentation.

The net loss from discontinued operations in 2000 includes holding costs for the Moris Mine while operations were suspended and a provision of $1,047,000 to reflect the estimated loss on disposal and the results of discontinued operations between the date of plan approval and the expected date of disposal, together with direct incremental costs of the disposal, including transaction costs. For 1999 the net loss from discontinued operations included a write down in the carrying value of the Moris Mine operation of $7,965,000.

Liquidity and Capital Resources

At December 31, 2001, the Company had working capital of $1,569,000 (2000: $3,726,000), including cash and cash equivalents of $2,079,000 (2000: $4,423,000). Additional funds will be required during the 2002 year as described in the 2002 Outlook.

Operating Cash Flow

In 2001, Manhattan used $1,358,000 ($0.03 per common share) in operations compared to $3,154,000 ($0.09 per common share) in operations during 2000 and $3,366,000 ($0.12 per common share) in 1999. The negative cash flow for 2001 primarily reflects head office administration costs, including severance, while for 2000 and 1999 the negative cash flows primarily reflects the holding costs associated with the Moris Mine while it was being held on a care and maintenance basis.

Financing Activities

Gross proceeds of US$ 3,355,000 (C$5,260,000) were received in 2001 from the Special Warrant financing subscribed on September 21, 2001 of 5,845,000 warrants at a price of C$0.90 per warrant, which was qualified January 11, 2002. Proceeds from the September 21, 2001 financing have been and will be used for the Environmental and Feasibility Study, community and public relations, and general and administrative purposes. On July 11, 2000 the Company closed a Special Warrant private placement of 4,704,917 Special Warrants at a price of C$3.25 per Special Warrant for gross proceeds of $10,409,000 (C$15,291,000). The Company paid commissions of 124,089 Special Warrants at a deemed price of C$3.25 per warrant. Each Special Warrant was exercisable, at no additional cost for one common share. Proceeds from the July 11, 2000 financing were used primarily to fund exploration, the community relation's efforts of the Tambo Grande Project and general and administrative costs.

Investing Activities

Investing activities during 2001 and 2000 centered on the Tambo Grande Project. In 2001 and 2000 $4,073,000 and $16,429,000 respectively was spent on EIS, Feasibility Study costs, and community relations activities, with the majority of the 2000 expenditures being spent on infill and exploration drilling. No infill or exploration drilling occurred during 2001. To date, $214,000 of the insurance proceeds receivable has been advanced to Manhattan.

RISKS AND UNCERTAINTIES

The company is considered a junior exploration company. Its primary activity is the exploration and future development of precious and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with others; option or lease properties to third parties, or sell them outright. The Company's success depends on a number of factors, many of which are beyond its control. The Tambo Grande Project is in the feasibility stage.

Typical risk factors include metal price fluctuations and operating and environmental hazards encountered in the mining business, competition for properties, dependence on key personnel, potential liabilities in excess of insurance policy limits and coverage's, and available funds may also limit opportunities.

Future government, political, legal or regulatory changes could affect any aspect of the Company's business, including, among other things: title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

The Company does not currently have any foreign currency; political or commercial risk hedges in place. The Company monitors the currencies of Canada, the United States, and Peru, and the political and commercial environments in Peru, and will implement risk hedges when it deems advisable. The company has a policy of retaining it's cash reserves approximately 50% in United Stated dollar accounts and 50% in Canadian dollar accounts.

There is no assurance at this time that the geologic resources will be economically viable for treatment nor that the Company will have the financial resources available to it to develop the mine. The option agreement entered into between the Company and Centromin Peru (formerly Minero Peru) relating to the Tambo Grande Concessions contains certain conditions relating to operating and financial size that have not yet been met by the Company.

On February 27th and 28th, 2001 the Company's exploration camp and demonstration housing units located in Tambogrande were extensively damaged during a protest march, instigated by a small group of politically motivated persons. The damage was estimated at $1,003,000 of which $632,000 is expected to be covered by insurance, based on a preliminary settlement offer presented to the Company. All technical data was duplicated off site as a normal precaution and, therefore there was no loss of continuity for completion of the TG-1 feasibility study and environmental impact assessment. Although drill core was lost, it was fully logged and photographed.

Work continues on the Project and the Company expects to be able to complete its Feasibility Study commitments within the timeframe accorded under the option agreement.

DEVELOPMENT ACTIVITIES

The granting of a Supreme Decree by the Government of Peru in May 1999 has allowed the Company to proceed with the exploration and development of the Tambo Grande Project. The Company and Centromin Peru have signed an option agreement, which will govern the ownership, exploration and development of the Tambo Grande Concessions, and includes the following key provisions: Centromin Peru has granted the Company a three-year option to complete a feasibility study and financing plan, and elect to proceed with the development of the concessions. On April 11, 2001 the Government of Peru granted the Company a one-year extension to the option agreement with Centromin Peru on the Tambo Grande Concessions. The new term of the agreement extends the time for completing the commitments under the option agreement to May 2003, from May 2002. The Company has agreed that the mining methods to be used will not physically affect the town of Tambogrande, nor cause damage to its population. In addition, the tailings should be located in areas that will not affect the surrounding agricultural areas.

The Company is required to meet two qualifying conditions prior to exercising the option: the Company must operate a mine that has an average treatment capacity of 10,000 tonnes per day, and it must have net assets of at least $100 million. The Company may qualify directly or through a company that may own, directly or indirectly, a 25% interest in the Company or any subsidiary of the Company.

In the event that the option is exercised, the Company and Centromin Peru will incorporate a mining company, Empresa Minera Tambo Grande S.A. ("EMTG"), which will be owned 75% by the Company and 25% by Centromin Peru. EMTG will acquire 100% of the Tambo Grande Concessions and will develop and operate the project.

The Company will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the committed amount, no penalty will be payable. In the event that the mine is not developed within the four years, Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.

The Company will arrange the debt financing required by EMTG for the development of the project, including Centromin Peru's share, and will contribute the entire equity financing required by EMTG.

Centromin Peru will retain a copper-price-based sliding scale NSR royalty interest in the project ranging from zero at $0.60 per lb. to 5% at $1.20 per lb.

OUTLOOK FOR 2002

The Company will monitor its financial position during 2002 in consideration of its plans to complete the Environmental Impact Study and Feasibility Study on the Tambo Grande Project. The operating cost reduction program will continue through 2002. The company intends to continue to access the capital markets and/or may seek partial asset sales to fund ongoing operations. There is no assurance that additional financing will be available on terms acceptable to Manhattan.

Manhattans' lead consultants AMEC and Klohn-Crippen are conducting EIS and Feasibility Studies that should be complete by the end of the second quarter, after which public audiences for the review and approval of the EIS will commence. The company is engaged in extensive community and public relations activities that will continue through the year. These activities are based on the principal of obtaining a broad-based social consensus in support of development of the project. The company is continuing to progress with a formal process of dialogue chaired by the Peruvian Ombudsman's office that includes representatives of the central and local governments, community and business leaders, and other local stakeholders. The company is also working to incorporate highly credible international organizations with particular expertise in social issues.

To the Shareholders of
Manhattan Minerals Corp.

We have audited the consolidated balance sheets of Manhattan Minerals Corp. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

*In our opinion, these consolidated financial statements present fairly, in all material respects, the financial posi-*tion of the Company as at December 31, 2001 and 2000 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been consistently applied.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
March 1, 2002

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by a going concern consideration such as described in Note 1 to the financial statements. Our report to the shareholders dated March 1, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the auditors' report when the consideration is adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C., Canada
March 1, 2002

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

(expressed in thousands of United States dollars)

Assets		2001		2000
Current assets				
Cash and cash equivalents	$	2,079	$	4,423
Accounts receivable		694		278
Prepaid expenses and deposits		170		171
Current assets of discontinued operations (note 7)		-		1,909
		2,943		6,781
Exploration and development properties (notes 2 and 4)		58,493		55,476
Property, plant and equipment (note 5)		1		56
	$	61,437	$	62,313
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities (note 6)		1,374		1,146
Current liabilities of discontinued operations (note 7)		-		1,909
		1,374		3,055
Long-term liabilities (note 6)		212		-
		1,586		3,055
Shareholders' Equity				
Capital stock (note 8)		99,773		99,631
Special warrants (note 8)		3,010		-
Deficit		(42,932)		(40,373)
		59,851		59,258
	$	61,437	$	62,313

Going concern (note 1)

Approved by the Board of Directors

Lawrence M. Glaser
Director

Craig. A. Roberts
Director

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2001, 2000 and 1999

(expressed in thousands of United States dollars, except shares and per share amounts)

Expenses	2001	2000	1999
Corporate general and administrative	$ 1,387	$ 1,535	$ 1,721
Severance costs (note 6)	773	-	-
Writedown of Tambo Grande property (note 2)	371	-	-
	2,531	1,535	1,721
Other income (expenses)			
Foreign exchange	(121)	(322)	225
Interest income	93	422	256
	(28)	100	481
Loss before discontinued operations	2,559	1,435	1,240
Loss from discontinued operations (note 7)	-	3,295	11,298
Loss for the year	2,559	4,730	12,538
Deficit - Beginning of year	40,373	35,643	23,105
Deficit - End of year	$ 42,932	$ 40,373	$ 35,643
Basic and diluted loss per common share before discontinued operations	0.06	0.04	0.05
Basic and diluted loss per common share after discontinued operations (note 3)	0.06	0.13	0.46
Weighted average number of common shares outstanding	39,527,472	36,839,372	27,482,469

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2001, 2000 and 1999

(expressed in thousands of United States dollars)

Cash flows from operating activities	2001	2000	1999
Loss for the year	$ (2,559)	$ (4,730)	$ (12,538)
Writedown of Tambo Grande Project	371	-	-
Amortisation and depreciation	58	76	74
Foreign exchange (gain) loss	134	372	(183)
Other	142	-	-
Discontinued operations	-	1,356	9,145
Net changes in non-cash working capital (note 11)	284	(228)	136
Long-term liabilities	212	-	-
	$ (1,358)	$ (3,154)	$ (3,366)
Cash flows from financing activities			
Proceeds from exercise of options	-	472	840
Special warrant net proceeds	3,355	10,409	9,650
Common shares net proceeds	-	-	18,673
Warrant extension proceeds	-	-	549
Share issue costs	(345)	(623)	(1,809)
Discontinued operations	-	-	(500)
	$ 3,010	$ 10,258	$ 27,403
Cash flows from investing activities			
Exploration and development properties	(4,073)	(16,429)	(10,536)
Insurance proceeds	214	-	-
Other capital assets	(3)	(16)	(44)
Discontinued operations	-	-	(360)
	$ (3,862)	$ (16,445)	$ (10,940)
Foreign exchange gain (loss) on cash held in foreign currency	(134)	(372)	183
Net cash and cash equivalents provided (used) during the year	(2,344)	(9,713)	13,280
Cash and cash equivalents - Beginning of year	4,423	14,136	856
Cash and cash equivalents - End of year	$ 2,079	$ 4,423	$ 14,136

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

1. GOING CONCERN AND NATURE OF OPERATIONS

Manhattan's (the Company) primary activity is the exploration and future development of precious and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with others, option or lease properties to third parties, or sell them outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable. As a result the Company is considered to be an exploration stage company. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as exploration and project expenditures represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company intends to arrange additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties. There is substantial doubt as to the Company's ability to continue as a going concern. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to realize its assets or discharge its obligations in anything other than the ordinary course of operations. The Company periodically seeks financing to continue the exploration and development of its mineral properties. Although the Company has been successful in raising funds to date, there can be no assurances that additional funding will be available in the future.

During 1999, operations at the Moris Mine were suspended and the mine was maintained on a care and maintenance basis. In 2000, the Company placed all of its Mexican subsidiaries for disposal, and reported those business segments as discontinued operations (see note 7).

2. TAMBO GRANDE PROJECT

On February 27th and 28th, 2001, the Company's exploration camp and demonstration housing units located in Tambogrande were extensively damaged during a protest march, instigated by a small group of politically motivated persons. The Company has written down the value of the Tambo Grande project by $1,003,000. Based on a preliminary settlement proposal, an insurance proceeds receivable of $632,000 has been recorded of which $214,000 had been received by December 31, 2001. The difference of $371,000 has been recorded as a write down of the Tambo Grande project and charged to the statement of operations. The Company is currently reviewing the preliminary settlement proposal. All technical data was duplicated off-site as a normal precaution and, therefore, there is no loss of continuity for completion of the Tambo Grande feasibility study and environmental impact study. Although core was lost, it was fully logged and photographed. Work on the project continues, based in the nearby city of Piura. The Company expects to be able to complete the feasibility study by the end of June 2002.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Differences with respect to accounting principles generally accepted in the United States are disclosed in note 12.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The principle subsidiaries of the Company are Compania Minera Manhattan S.A. and Manhattan Sechura Compania Minera S.A.

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Translation of foreign currency

The Company's subsidiaries are integrated foreign operations. Currency transactions and balances are translated into the reporting currency as follows:

a) Monetary items are translated at the rates prevailing at the balance sheet date;
b) Non-monetary items are translated at historical rates;
c) Revenues and expenses are translated at the average rates in effect during applicable accounting periods;
d) Gains and losses on foreign currency translation are reflected in the consolidated statement of operations and deficit, except for those relating to monetary items with a fixed or ascertainable life extending beyond one year, in which case gains and losses are deferred and amortized over the life of the item.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses for the periods reported. Actual results may differ from those estimates.

Exploration and development properties

Exploration and development properties are recorded at cost, which includes acquisition, exploration and development costs, and attributed direct general and administrative support costs. Properties sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration and development, establishing mining reserves, and implementing profitable operations.

Property, plant and equipment

Property, plant and equipment comprise vehicles, computer equipment, office furniture, and communication equipment. Depreciation is provided on a straight-line basis at a rate of 20% over the estimated useful lives of the assets.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term nature of these instruments.

Loss per common share

Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants related to the calculation of earnings per share. Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period and that the Company will use any proceeds to purchase its common shares at their average market price during the period. Adoption of the new standard did not have any impact on the diluted loss per share for 2000 or 1999.

Income taxes

Effective January 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method with the adoption of Section 3465 of the Canadian Institute of Chartered Accountant's Handbook, "Accounting for Income Taxes". The Company has applied the new recommendations retroactively. The adoption of the liability method of tax allocation did not result in an adjustment of opening retained earnings.

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Under the liability method of tax allocation, future income tax assets and liabilities are determined-based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that deferred income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term deposits with a maturity date of approximately 90 days or less from the date of acquisition.

Share option plan

The Company has a share option plan. No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to capital stock (note 8).

4. EXPLORATION AND PROJECT EXPENDITURES

Project costs at December 31, 2001 and 2000 are summarized in the following table:

	2001	2000
Tambo Grande Project		
Tambo Grande Concessions	$ 53,865	$ 51,226
Lancones Concessions	2,034	1,734
Papayo Joint Venture	2,594	2,516
	$ 58,493	$ 55,476

Tambo Grande Project

Tambo Grande Concessions

The Tambo Grande Concessions comprise ten mining concessions aggregating 100 square kilometres located in the Province of Piura, in northern Peru. The concessions are registered in the name of Empresa Minera del Centro del Peru S.A. (Centromin Peru - formerly Minero Peru), which is owned 100% by the Government of Peru.

The Company and Centromin Peru signed an option agreement granting the Company a three-year option to complete a feasibility study and financing plan, and elect to proceed with the development of the concessions. The Company will be required to meet two qualifying conditions prior to exercising the option: the Company must operate a mine that has an average treatment capacity of 10,000 tonnes per day, and it must have net assets of at least $100 million. The Company may qualify directly or through a company that may own, directly or indirectly, a 25% interest in the Company or any subsidiary of the Company.

In the event that the option is exercised, the Company and Centromin Peru will incorporate a mining Company, Empresa Minera Tambo Grande S.A. (EMTG), which will be owned 75% by the Company and 25% by Centromin Peru. EMTG will acquire 100% of the Tambo Grande Concessions and will develop and operate the project. The Company will arrange the debt financing required by EMTG for the development of the project, including Centromin Peru's share, and will contribute the entire equity financing required by EMTG.

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

The Company has agreed that the mining methods to be used will not physically affect the town of Tambogrande, nor cause damage to its population. In addition, the tailings should be located in areas that will not affect the surrounding agricultural areas.

The Company will commit to developing the mine within four years of exercising the option. In the event that the mine is developed within the four-year period for less than the committed amount, no penalty will be payable. In the event that the mine is not developed within the four years, Manhattan will pay a penalty of 30% of the difference between the amount committed and any lesser amount actually spent on the development of the mining project during that period.

Centromin Peru will retain a copper-price-based sliding scale NSR royalty interest in the project ranging from zero at $0.60 per pound to 5% at $1.20 per pound.

On April 11, 2001 the term of the option agreement between the Company and Centromin Peru was extended for a period of one year. The option on the Tambo Grande Concessions now expires on May 31, 2003. All other conditions remain the same.

Lancones Concessions

The property was acquired through staking and comprises a 100% interest in 84 concessions aggregating 77,600 hectares. The property surrounds the Tambo Grande Concessions.

Papayo Joint Venture

The Company has been granted an option by Buena Ventura's wholly owned Peruvian subsidiary Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A. (Cedimin) to acquire an interest in Cedimin's Papayo property. The property comprises seven concessions aggregating 3,200 hectares and lies contiguously to the south of the Tambo Grande Concessions. The Company can earn a 51% interest in the property by spending $5,000,000 over five years. In addition, it must make a payment of $250,000 to Cedimin (payable equally over five years to 2002, subject to payment in full prior to the exercise of the option). If Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin's 49% cost share of the next $10,000,000 property expenditures. Subsequently, it may acquire the balance of 20% for a consideration of $5,000,000.

In June 2001, Cedimin granted a 15-month extension to Manhattan's option agreement on the Papayo concessions. The new term extends the time period for exercising the option to January 15, 2004. There are no changes to the other terms of the option agreement.

5. PROPERTY, PLANT AND EQUIPMENT

Included in corporate general and administration costs within the consolidated statements of operations and deficit is amortisation of $58,000 (2000 - $76,000; 1999 - $74,000).

	2001	2000
Cost	$ 454	$ 451
Accumulated amortisation	(453)	(395)
	$ 1	$ 56

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised as follows:

	2001	2000
Due to vendors	$ 459	$ 911
Severance costs	378	-
Legal fees related to disposition of Mexican operations	235	235
Mineral property concession payments	302	-
	$ 1,374	$ 1,146

Long-term liabilities comprise severance costs which are not payable within one year.

7. DISCONTINUED OPERATIONS

Effective December 31, 2000 the Company adopted a plan to dispose of its Mexican operations that includes the sale of all its Mexican subsidiaries. The Company's Mexican operations comprised the previously reported Moris Mine and exploration operating segments. Moris Mine was placed on care and maintenance during 1999.

Accordingly, the Company adjusted the net carrying value of these assets to reflect future operating losses and estimated net realisable value. The net loss in 2000 includes a provision of $1,047,000 to reflect the estimated loss on disposal and the results of the discontinued operations between the date of plan approval and the date of disposal, together with direct incremental costs of the disposal, including transaction costs. Adjustments to the estimate will be recognized as a gain or loss on discontinued operations in the period such changes are determined. As a result of this plan of disposal, the results of operations for the Mexican operations were reported as discontinued operations, and previously reported comparative financial statements were restated.

On March 12, 2001 the Company sold its Mexican operations to a group of Mexican investors. The sale transferred all Mexican assets and liabilities of Manhattan, including any liabilities associated with existing lawsuits, to the Mexican investors. Proceeds from the sale include a nominal payment and a sliding scale royalty from any future production from the Moris Mine. The investors have the right to buy back the royalty from Manhattan at any time for a price of $50,000.

Included in the loss from discontinued operations within the consolidated statements of operations and deficit is the Mexican loss from operations of $nil for 2001 (2000 -$2,248,000; 1999 - $11,298,000). For 2000, an additional provision for loss on disposal of discontinued operations of $1,047,000 was recorded for a total 2000 loss from discontinued operations of $3,295,000.

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Other financial information of discontinued operations

	2001	2000
Current Assets	$ -	$ 1,909
Current Liabilities	$ -	$ 1,909

8. CAPITAL STOCK

Authorized: 500,000,000 common shares without par value

Issued

	2001		2000		1999	
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Balance - Beginning of year	39,452,349	$ 99,631	34,386,343	$ 89,373	24,264,523	$ 61,470
Shares issued for cash	-	-	-	-	5,500,000	18,673
Exercise of special warrants	-	-	4,704,917	10,409	4,017,000	9,650
Warrant extension	-	-	-	-	-	549
Commissions & finder's fees	75,000	74	124,089	275	61,020	119
Compensation shares	194,159	68	-	-	-	-
Exercise of options	-	-	237,000	472	543,800	840
Share issue costs	-	-	-	(898)	-	(1,928)
Balance - End of year	39,721,508	$ 99,773	39,452,349	$ 99,631	34,386,343	$ 89,373

On July 11, 2000, the Company closed a special warrant private placement of 4,704,917 special warrants at a price of C$3.25 per special warrant for gross proceeds of $10,409,000 (C$15,290,980). The Company paid commissions of 124,089 special warrants at a deemed price of C$3.25 per warrant. Each special warrant was exercisable, at no additional cost for one common share.

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

On January 21, 1999, the Company closed a special warrant private placement of 1,017,000 special warrants at a price of C$2.95 per special warrant for gross proceeds of $1,963,000 (C$3,000,000). The Company also paid a finders' fee of 61,020 special warrants at a deemed price of C$2.99 per warrant. Each special warrant was exercisable, at no additional cost, into one unit comprising one common share and one share purchase warrant. Each share purchase warrant was exercisable into one common share at a cost of C$6.00 per share until January 21, 2000. Subsequently, the maturity of the warrants was extended to January 21, 2001 and then to January 21, 2002. Each warrant holder paid C$0.75 per warrant for gross proceeds to the Company of $549,000 (C$809,000) for the first extension. In addition, the warrant extension will expire 30 days from the date on which the ten day weighted average trading price of common shares of the Company on the Toronto Stock Exchange (TSE) exceeds C$7.94 per share.

On June 15, 1999, the Company closed a special warrant private placement of 3,000,000 special warrants at a price of C$3.75 per special warrant for gross proceeds of $7,687,000 (C$11,250,000). The special warrants were issued and the funds were advanced in two tranches, $6,833,000 (C$10,000,000) on June 15 and $854,000 (C$1,250,000) on July 22nd. Each special warrant is exercisable at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each whole share purchase warrant is exercisable into one common share at a cost of C$4.50 until June 15, 2004.

On October 19, 1999, the Company closed a private placement of 5,500,000 common shares at a price of C$5.00 per share for gross proceeds of $18,673,000 (C$27,500,000).

Special warrants

At September 21, 2001, subscription for a total of 5,845,000 special warrants were received at C$0.90 per special warrant for gross proceeds of $3,355,000 (C$5,260,500). Each special warrant is exercisable, at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each common share purchase warrant is exercisable into one common share at a cost of C$1.25 per share until September 18, 2002 or at a price of C$1.50 after September 18, 2002 and on or before September 18, 2003. In addition, the Company granted Agents compensation special warrants entitling the Agents to acquire, without payment of any additional consideration 350,700 common share purchase warrants entitling the Agents to subscribe for and purchase 350,700 common shares at a price of C$0.90 per common share on or before September 18, 2003. In connection with the offering, Agents commissions and other share issue costs totalled $345,000. The prospectus to qualify the offering was completed January 11th, 2002.

Share option plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants. The aggregate number of shares to be reserved under the plan is 5,929,000 shares. The maximum term of any option will be five years, but generally options are granted for less than five years. The exercise price of an option is not less than the closing price on the TSE on the last trading day preceding the grant date.

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Outstanding options

Common shares under option are as follows:

	Number of options	Exercise price C$	Weighted average exercise price C$	Expiry date
Balance - December 31, 1998	1,890,800	$ 1.80 - 6.80	$	1999 - 2003
Granted	975,000	2.75 - 4.92	3.74	2004
Exercised	(543,800)	1.80 - 3.34	2.29	1999 - 2000
Cancelled	(15,000)	3.34	3.34	2003
Balance - December 31, 1999	2,307,000	2.35 - 6.80	3.22	2000 - 2004
Granted	970,000	2.41 - 3.80	3.46	2000 - 2005
Exercised	(237,000)	2.75 - 3.34	2.91	2000 - 2004
Cancelled	(47,500)	3.34 - 3.80	3.71	2000 - 2001
Balance - December 31, 2000	2,992,500	2.35 - 6.80	3.32	2001 - 2005
Granted	1,270,000	0.71 - 1.90	0.99	2006
Exercised	-	-	-	-
Cancelled	(772,500)	0.91 - 6.80	3.32	2001 - 2006
Balance - December 31, 2001	3,490,000			

Options outstanding and exercisable at December 31, 2001:

	Options outstanding			Options excercisable
Range of exercise prices C$	Number of options	Weighted average expiry date years	Weighted average exercise price C$	Number excercisable at Dec, 31, 2001
0.71 - 0.91	1,042,500	4.33	$ 0.89	565,000
1.06 - 1.90	100,000	3.40	1.73	50,000
2.45 - 2.99	1,325,000	0.82	2.66	1,325,000
3.14 - 3.65	692,500	1.72	3.51	692,500
4.60 - 4.92	330,000	1.10	4.75	330,000
	3,490,000	2.15	$ 2.46	2,962,500

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Options outstanding and exercisable at December 31, 2000:

Range of exercise prices C$	Number of options	Weighted average expiry date years	Weighted average exercise price C$
2.35 - 2.99	1,565,000	2.6	2.65
3.14 - 3.95	887,500	4.4	3.39
4.25 - 4.92	490,000	3.7	4.74
6.80	50,000	0.8	6.80
	2,992,500	3.3	$ 3.32

Options outstanding and exercisable at December 31, 1999

Range of exercise prices C$	Number of options	Weighted average expiry date years	Weighted average exercise price C$
2.35 - 2.99	1,735,000	3.2	2.69
3.34 - 3.95	32,000	2.7	3.53
4.25 - 4.92	490,000	4.7	4.74
6.80	50,000	1.8	6.80
	2,307,000	3.5	$ 3.22

Share compensation plan

On October 24, 2001, the Company adopted a share compensation plan (the Share Compensation Plan) to allow the Company to issue up to an aggregate of 2,000,000 common shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments.

Outstanding warrants

At December 31, 2001, warrants are outstanding for the purchase of 1,078,020 common shares at C$6.00, expiring January 21, 2002 and for the purchase of 1,500,000 common shares at a price of C$4.50, expiring June 15, 2004. At December 31, 2001, the weighted average exercise price of outstanding warrants is C$5.13 and weighted average expiry date remaining is 1.5 years. On January 21, 2002, the warrants for the purchase of 1,078,020 common shares at C$6.00 expired unexercised.

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

9. INCOME TAXES

(a) The income taxes shown in the consolidated statements of operations and deficit differ from the amounts obtained by applying statutory rates due to the following:

	2001	2000
Statutory tax rate	44.62%	45.62%
Loss for the year	$ 2,559	$ 4,730
Tax provision recovery	1,142	2,158
Losses for which an income tax benefit has not been recognized	(1,142)	(2,158)
	$ -	$ -

(b) The Company has capital losses of approximately $27,175 and non-capital losses of approximately $11,106, which will expire as follows:

Expiry date	
2002	$ 356
2003	649
2004	1,038
2005	1,699
2006	2,056
2007 and thereafter	5,308
	$ 11,106

(c) No future income tax asset has been recognized in respect of these and other amounts. Significant components of the Company's future income tax asset at December 31, 2001 are as follows:

	2001	2000
Tax losses	$ 9,473	$ 14,613
Tax value of capital assets in excess of accounting values	431	7,474
Other deductible and temporary differences	656	989
Total future income tax assets	10,560	23,076
Valuation allowance	(10,560)	(23,076)
Net future income tax assets	$ -	$ -

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

10. SEGMENTED FINANCIAL INFORMATION

As at December 31, 2001, the Company operates in one segment, the exploration of the base and precious metals Tambo Grande Project in Peru. Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortisation reported by the Canadian head office.

	Tambo Grande Project in Peru	Discontinued operations	Other reconciling adjustments	Total
December 31, 2001				
Gold revenue	$ -	$ -	$ -	$ -
Loss for the year	371	-	2,188	2,559
Total assets	59,019	-	2,418	61,437
Capital expenditures	4,073	-	3	4,076
Amortisation	-	-	58	58
December 31, 2000				
Gold revenue	$ -	$ 12	$ -	$ 12
Loss for the year	-	3,295	1,435	4,730
Total assets	55,802	1,909	4,602	62,313
Capital expenditures	16,429	-	16	16,445
Amortisation	-	18	76	94
December 31, 1999				
Gold revenue	$ -	$ 4,006	$ -	$ 4,006
Inventories write-down	-	975	-	975
Moris Mine write-down	-	6,990	-	6,990
Loss for the year	-	11,298	1,240	12,538
Total assets	39,923	3,006	14,243	57,172
Capital expenditures	10,536	360	44	10,940
Amortisation	-	832	74	906

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

11. SUPPLEMENTAL CASH FLOW INFORMATION

	2001	2000	1999
Net changes in non-cash working capital			
Decrease (increase) in operating assets			
Accounts receivable	$ 2	$ 130	$ (19)
Prepaid expenses and deposits	1	67	(194)
Increase (decrease) in operating liabilities			
Accounts payable and accrued liabilities	281	(425)	349
	$ 284	$ (228)	$ 136
Significant non-cash financing and investing activities			
Financing activities			
Common shares issued to underwriter and finder	-	275	119
Commission and finder's fee	-	(275)	(119)
Common shares issued for financing fees	74	-	-
Common shares issued for compensation	68	-	-
	$ 142	$ -	$ -
Investing activities			
Exploration and development properties	$ -	$ -	$ (757)

Cash and cash equivalents are comprised of the following:

	2001	2000	1999
Cash	$ 1,177	$ 250	$ 1,326
Short term deposits	902	4,173	12,810
	$ 2,079	$ 4,423	$ 14,136

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP).

Had the Company prepared the consolidated financial statements in accordance with US GAAP, certain items on the consolidated balance sheets, statements of operations and deficit, and statements of cash flows would have been reported as follows:

Consolidated Balance Sheets

	2001		2000	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Assets				
Current assets	2,943	2,943	6,781	6,781
Exploration and development properties (b)	58,493	-	55,476	-
Property, plant and equipment	1	1	56	56
	$ 61,437	$ 2,944	$ 62,313	$ 6,837
Liabilities				
Current liabilities	1,374	1,374	3,055	3,055
Long-term liabilities	212	212	-	-
Shareholders' Equity				
Share capital and warrants (a)	102,783	102,922	99,631	99,770
Deficit (a)(b)(c)	(42,932)	(101,564)	(40,373)	(95,988)
	59,851	1,358	59,258	3,782
	$ 61,437	$ 2,944	$ 62,313	$ 6,837

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Consolidated Statements of Operations and Deficit

	2001	2000	1999
Loss for the year under Canadian GAAP	$ (2,559)	$ (4,730)	$ (12,538)
Mineral property, exploration and development expenditures (b)	(3,017)	(16,207)	(11,293)
Discontinued operations write-down	-	-	1,411
Loss for the year under US GAAP	$ (5,576)	$ (20,937)	$ (22,420)
Basic and diluted loss per share after discontinued operations under Canadian GAAP (d)	(0.06)	(0.13)	(0.46)
Basic and diluted loss per share under US GAAP - discontinued operations (d)	-	(0.09)	(0.41)
Basic and diluted loss per share under US GAAP (d)	(0.14)	(0.57)	(0.82)

Consolidated Statements of Cash Flows

	2001	2000	1999
Operating activities			
Under Canadian GAAP	$ (1,358)	$ (3,154)	$ (3,366)
Exploration and development expenditures (b)	(4,073)	(16,429)	(10,536)
Cash used for operating activities under US GAAP	$ (5,431)	$ (19,583)	$ (13,902)
Financing activities			
Under Canadian and US GAAP	$ 3,010	$ 10,258	$ 27,403
Investing activities			
Under Canadian GAAP	(3,862)	(16,445)	(10,940)
Exploration and development expenditures (b)	4,073	16,429	10,536
Cash used for investing activities under US GAAP	$ 211	$ (16)	$ (404)

December 31, 2001, 2000 and 1999

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Consolidated Statements of Cash Flows (continued)

a) Canadian GAAP permits the use of a translation method of convenience when there is a change in reporting currency, whereby the assets and liabilities of foreign operations are translated into US dollars at the rates of exchange at the balance sheet dates. US GAAP requires that amounts previously recorded in Canadian dollars for share capital and non-monetary assets and liabilities are translated into US dollars at historical rates.

b) Under Canadian GAAP, mineral exploration and development expenditures are recorded at cost. Properties sold, abandoned or assessed not to contain economic reserves are written down. Under US GAAP, all acquisition costs of mineral properties are recorded at cost and all exploration costs are expensed as incurred until the Company has established economically recoverable reserves.

c) Under Canadian GAAP, when the carrying value of mine property, plant and equipment exceeds the estimated net recoverable amount, the carrying value is written down to the estimated net recoverable amount. US GAAP requires that when the carrying value exceeds the estimated net recoverable amount, the carrying value is written down to the estimated fair market value, which the Company bases on discounted cash flows.

d) The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under US GAAP.

The Company follows the recommendations of Accounting Principles Board Opinion (APB) 25 in accounting for stock options.

Recent accounting pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardises the accounting for derivative instruments. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Adoption of SFAS No. 133 did not have any significant impact on the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". These new standards eliminate pooling as method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheet upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS NO. 142 will be adopted on January 1, 2002.

Also issued in June 2001 was SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The Company does not foresee any significant impact on the consolidated financial statements from the adoption of SFAS No. 144, and will adopt the standard on January 1, 2002.

The Canadian Institute of Chartered Accountants (CICA) issued CICA 3870, "Stock-based Compensation and Other Stock-based Payments." The new standard requires that stock-based payments to non-employees, stock appreciation rights and similar awards to be settled in cash granted to employees and non-employees, and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting. The standard is effective for fiscal years beginning on or after January 1, 2002. The Company anticipates that adoption of CICA 3870 will not have a material effect on the consolidated financial statements.

The CICA approved amendments to CICA 1650, "Foreign Currency Translation." The amendment eliminates the deferral and amortization of translation gains and losses on long-term monetary assets and liabilities. The amendment is effective for fiscal years beginning on or after January 1, 2002. The Company anticipates that adoption of CICA 1650 will not have a material effect on the consolidated financial statements.

DIRECTORS AND OFFICERS

Lawrence M. Glaser
President

Peter F. Tegart
Chairman of Board and Managing Director

Craig A. Roberts
Director

Brian Lock
Director

Richard D. Allan
Vice President - Engineering and Director

CORPORATE COMMUNICATIONS

Dr. Sally L. Eyre
Manager Corporate Communications
E-Mail info@manhattan-min.com
Website www.manhattan-min.com
Tel 1-800-810-7111

LEGAL COUNCIL

Blake, Cassels and Graydon LLP
Vancouver, British Columbia

Estudio Grau, Abogados
Lima, Peru

TRANSFER AGENT

Computershare Trust Company of Canada,
Vancouver, British Columbia

AUDITORS

PricewaterhouseCoopers LLP
Vancouver, British Columbia

STOCK INFORMATION

Listed: Toronto Stock Exchange
Symbol: MAN
SEC – Form 20 Registration

CORPORATE HEAD OFFICE

Manhattan Minerals Corp.
Suite 350 – 885 Dunsmuir Street
Vancouver, British Columbia
Canada V6C 1N5
Tel 604 669 3397
Fax 604 669 3357
Toll Free Canada and USA 1-800-810-7111

SUBSIDIARY OFFICES

Compañia Minera Manhattan S.A
Calle Salamanca 150
San Isidro, Lima 27,
Peru
Tel 011 511 441 5185
Fax 011 511 440 8861

Manhattan Sechura Cia. Minera S.A
Panamericana, Norte 758
Piura, Peru
Tel 011 5174 30 56 39
Fax 011 5174 30 62 44




Lee
adidas

OUR COMMITMENT IS OUR STRENGTH





MANHATTAN MINERALS CORP.

CONTACT US AT INVESTOR RELATIONS
Toll Free USA and Canada: 1 800 810 7111

MANHATTAN
MINERALS
AR
01
2 0 0 1
ANNUAL
REPORT

E-MAIL: info@manhattan-min.com OR VISIT
OUR WEBSITE AT: www.manhattan-min.com

MANHATTAN MINERALS CORP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MANHATTAN MINERALS CORP.
(Registrant)

Date: May 6, 2002

By: ______________________
Lawrence M. Glaser
Chairman, CEO